UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 31, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

IR Contact:

Iris Wu, Senior Manager iris.wu@asetechholding.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echo.lin@asetechholding.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Second Quarter of 2019

Taipei, Taiwan, R.O.C., July 31, 2019 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”) was established following the completion of the merger between Advanced Semiconductor Engineering, Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. on April 30, 2018. ASE is the Company’s predecessor entity; therefore, the financial results of the Company for periods before merger are prepared under the assumption that the Company owned 100% shareholdings of ASE. The financial results after April 30, 2018, including both 2Q19 and 1Q19, reflect full quarters of combined operations following the completion of the merger. The financial results for 2Q18 reflect operations of ASE starting from April 1, 2018 and operations of ASEH starting from April 30, 2018. As a result, the Company’s financial results for 2Q19 and 1Q19 may not be comparable to that of 2Q18. ASEH, the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$90,741 million for 2Q19, up by 7% year-over-year and up by 2% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$2,690 million, down from a net income attributable to shareholders of the parent of NT$11,463 million in 2Q18 and up from a net income attributable to shareholders of the parent of NT$2,043 million in 1Q19. Basic earnings per share for the quarter were NT$0.63 (or US$0.041 per ADS), compared to basic earnings per share of NT$2.70 for 2Q18 and NT$0.48 for 1Q19. Diluted earnings per share for the quarter were NT$0.62 (or US$0.040 per ADS), compared to diluted earnings per share of NT$2.69 for 2Q18 and NT$0.46 for 1Q19.

RESULTS OF OPERATIONS

2Q19 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 52%, 11%, 35% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$76,772 million for the quarter, down from NT$77,476 million in 1Q19.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Raw material cost totaled NT$41,317 million for the quarter, representing 46% of total net revenues.

-	Labor cost totaled NT$12,405 million for the quarter, representing 14% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,524 million for the quarter.

●	Gross margin increased 2.6 percentage points to 15.4% in 2Q19 from 12.8% in 1Q19.

●	Operating margin was 4.6% in 2Q19 compared to 2.6% in 1Q19.

●	In terms of non-operating items:

-	Net interest expense was NT$909 million.

-	Net foreign exchange loss of NT$340 million was primarily attributable to the appreciation of U.S. dollar against New Taiwan dollar.

-	Gain on valuation of financial assets and liabilities was NT$802 million.

-	Net gain on equity-method investments was NT$114 million.

-	Other net non-operating income of NT$614 million was primarily attributable to gain on revaluation of acquired subsidiary and miscellaneous incomes. Total non-operating income for the quarter was NT$281 million.

●	Income before tax was NT$4,424 million for 2Q19, compared to NT$2,635 million in 1Q19. We recorded income tax expenses of NT$1,624 million for the quarter, compared to NT$405 million in 1Q19.

●	In 2Q19, net income attributable to shareholders of the parent was NT$2,690 million, compared to net income attributable to shareholders of the parent of NT$11,463 million in 2Q18 and net income attributable to shareholders of the parent of NT$2,043 million in 1Q19.

●	Our total number of shares outstanding at the end of the quarter was 4,323,767,932, including treasury stock owned by our subsidiaries. Our 2Q19 basic earnings per share of NT$0.63 (or US$0.041 per ADS) were based on 4,250,830,053 weighted average numbers of shares outstanding in 2Q19. Our 2Q19 diluted earnings per share of NT$0.62 (or US$0.040 per ADS) were based on 4,256,798,843 weighted average number of shares outstanding in 2Q19.

2Q19 Results Highlights – ATM2

●	Cost of revenues was NT$48,716 million for the quarter, up by 6% sequentially.

-	Raw material cost totaled NT$16,169 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$11,034 million for the quarter, representing 18% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,925 million for the quarter.

●	Gross margin increased 3.0 percentage points to 18.5% in 2Q19 from 15.5% in 1Q19.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Operating margin was 6.1% in 2Q19 compared to 2.9% in 1Q19.

2Q19 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$28,657 million, down by 11% sequentially.

-	Raw material cost totaled NT$25,228 million for the quarter, representing 80% of total net revenues.

-	Labor cost totaled NT$1,349 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$481 million for the quarter.

●	Gross margin increased to 9.1% in 2Q19 from 8.4% in 1Q19.

●	Operating margin decreased to 1.6% in 2Q19 from 2.1% in 1Q19.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q19 totaled US$444 million, of which US$233 million were used in packaging operations, US$184 million in testing operations, US$21 million in EMS operations and US$6 million in interconnect materials operations and others.

●	As of June 30, 2019, total unused credit lines amounted to NT$218,508 million.

●	Current ratio was 1.19 and net debt to equity ratio was 0.62 as of June 30, 2019.

●	Total number of employees was 91,641 as of June 30, 2019, compared to 90,370 as of March 31, 2019.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 48% of our total net revenues in 2Q19, compared to 47% in 1Q19. One customer accounted for more than 10% of our total net revenues in 2Q19.

●	Our top 10 customers contributed 60% of our total net revenues for the quarter both in 2Q19 and 1Q19.

●	Our customers that are integrated device manufacturers or IDMs accounted for 33% of our total net revenues in 2Q19, compared to 35% in 1Q19.

EMS Basis

●	Our five largest customers together accounted for approximately 73% of our total net revenues in 2Q19, compared to 75% in 1Q19. One customer accounted for more than 10% of our total net revenues in 2Q19.

●	Our top 10 customers contributed 85% of our total net revenues during the quarter in 2Q19, compared to 87% in 1Q19.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20-F filed on April 26, 2019.

Supplemental Financial Information

Consolidated Operations

	2Q/19	1Q/19	2Q/18
EBITDA (NT$ Millions)	18,072	16,523	24,893

ATM Consolidated Operations

	2Q/19	1Q/19	2Q/18
Net Revenues (NT$ Millions)	59,790	54,371	54,534
Revenues by Application
Communication	51%	53%	48%
Computer	14%	13%	15%
Automotive, Consumer & Others	35%	34%	37%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	34%	34%	29%
Wirebonding	39%	40%	46%
Discrete and Others	8%	8%	7%
Testing	17%	16%	16%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	423	231	317
EBITDA (NT$ Millions)	16,499	14,620	23,306
Number of Wirebonders	25,059	25,033	25,216
Number of Testers	5,003	4,857	4,726

EMS Operations

	2Q/19	1Q/19	2Q/18
Net Revenues (NT$ Millions)	31,533	34,959	30,476
Revenues by End Application
Communication	40%	29%	38%
Computer & Storage	14%	13%	19%
Consumer	24%	38%	25%
Industrial	15%	14%	11%
Automotive	6%	5%	6%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	21	8	19

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2019	Mar. 31 2019	Jun. 30 2018	Jun. 30 2019	Jun. 30 2018
Net revenues:
Packaging	47,602	43,857	44,318	91,459	73,686
Testing	10,285	8,951	8,467	19,236	14,146
EMS	31,524	34,947	30,472	66,471	59,158
Others	1,330	1,106	1,244	2,436	2,477
Total net revenues	90,741	88,861	84,501	179,602	149,467

Cost of revenues	(76,772)	(77,476)	(70,791)	(154,248)	(125,369)
Gross profit	13,969	11,385	13,710	25,354	24,098

Operating expenses:
Research and development	(4,515)	(3,955)	(3,621)	(8,470)	(6,396)
Selling, general and administrative	(5,311)	(5,137)	(4,702)	(10,448)	(7,999)
Total operating expenses	(9,826)	(9,092)	(8,323)	(18,918)	(14,395)
Operating income	4,143	2,293	5,387	6,436	9,703

Net non-operating (expenses) income:
Interest expense - net	(909)	(966)	(819)	(1,875)	(1,176)
Foreign exchange gain (loss)	(340)	(180)	(1,469)	(520)	(967)
Gain (loss) on valuation of financial assets and liabilities	802	1,556	2,341	2,358	1,962
Gain (loss) on equity-method investments	114	(154)	(201)	(40)	(645)
Others	614	86	7,681	700	7,819
Total non-operating income (expenses)	281	342	7,533	623	6,993
Income before tax	4,424	2,635	12,920	7,059	16,696

Income tax expense	(1,624)	(405)	(1,268)	(2,029)	(2,688)
Income from continuing operations and before noncontrolling interest	2,800	2,230	11,652	5,030	14,008
Noncontrolling interest	(110)	(187)	(189)	(297)	(449)

Net income attributable to shareholders of the parent	2,690	2,043	11,463	4,733	13,559

Per share data:
Earnings (losses) per share
– Basic	NT$0.63	NT$0.48	NT$2.70	NT$1.11	NT$3.20
– Diluted	NT$0.62	NT$0.46	NT$2.69	NT$1.08	NT$3.16

Earnings (losses) per equivalent ADS
– Basic	US$0.041	US$0.031	US$0.183	US$0.072	US$0.217
– Diluted	US$0.040	US$0.030	US$0.182	US$0.070	US$0.215

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,256,799	4,255,559	4,252,767	4,256,265	4,246,219

FX (NTD/USD)	31.04	30.77	29.57	30.90	29.45

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2019	Mar. 31 2019	Jun. 30 2018	Jun. 30 2019	Jun. 30 2018
Net revenues:
Packaging	48,329	44,488	44,973	92,817	75,286
Testing	10,286	8,951	8,467	19,237	14,146
Direct Material	944	900	1,059	1,844	2,109
Others	231	32	35	263	65
Total net revenues	59,790	54,371	54,534	114,161	91,606

Cost of revenues	(48,716)	(45,933)	(43,689)	(94,649)	(73,060)
Gross profit	11,074	8,438	10,845	19,512	18,546

Operating expenses:
Research and development	(3,414)	(3,043)	(2,670)	(6,457)	(4,535)
Selling, general and administrative	(4,024)	(3,841)	(3,577)	(7,865)	(5,995)
Total operating expenses	(7,438)	(6,884)	(6,247)	(14,322)	(10,530)
Operating income	3,636	1,554	4,598	5,190	8,016

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2019	Mar. 31 2019	Jun. 30 2018	Jun. 30 2019	Jun. 30 2018
Net revenues:
Total net revenues	31,533	34,959	30,476	66,492	59,167

Cost of revenues	(28,657)	(32,029)	(27,608)	(60,686)	(53,599)
Gross profit	2,876	2,930	2,868	5,806	5,568

Operating expenses:
Research and development	(1,125)	(940)	(969)	(2,065)	(1,895)
Selling, general and administrative	(1,248)	(1,252)	(1,088)	(2,500)	(1,920)
Total operating expenses	(2,373)	(2,192)	(2,057)	(4,565)	(3,815)
Operating income	503	738	811	1,241	1,753

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30 , 2019	As of Mar. 31 , 2019

Current assets:
Cash and cash equivalents	55,090	59,317
Financial assets – current	11,190	11,099
Notes and accounts receivable	67,242	63,391
Inventories	46,997	45,369
Others	11,144	9,657
Total current assets	191,663	188,833

Financial assets – non current & Investments – equity method	13,160	13,285
Property plant and equipment	219,388	212,639
Right-of-use assets	10,424	10,531
Intangible assets	80,186	79,630
Others	20,017	20,404
Total assets	534,838	525,322

Current liabilities:
Short-term borrowings	49,582	49,207
Current portion of long-term borrowings	6,291	17,197
Notes and accounts payable	45,295	43,095
Others	59,325	43,523
Total current liabilities	160,493	153,022

Bonds payable	27,219	16,987
Long-term borrowings	112,355	112,038
Other liabilities	17,266	17,378
Total liabilities	317,333	299,425

Shareholders of the parent	199,302	207,766

Noncontrolling interest	18,203	18,131

Total liabilities & shareholders’ equity	534,838	525,322

Current Ratio	1.19	1.23
Net Debt to Equity	0.62	0.58

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2019	2019	2018	2019	2018
Cash Flows from Operating Activities:
Profit before income tax	4,424	2,635	12,920	7,059	16,696
Depreciation & amortization	12,637	12,575	10,768	25,212	18,000
Other operating activities items	(5,438)	808	(17,469)	(4,630)	(19,745)
Net cash generated from operating activities	11,623	16,018	6,219	27,641	14,951
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(11,451)	(8,878)	(11,641)	(20,329)	(17,188)
Other investment activities items	(772)	2,750	(86,682)	1,978	(90,675)
Net cash used in investing activities	(12,223)	(6,128)	(98,323)	(18,351)	(107,863)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	(2,521)	(3,172)	120,857	(5,693)	120,353
Other financing activities items	(898)	(152)	(5,483)	(1,050)	(7,068)
Net cash generated from (used in) financing activities	(3,419)	(3,324)	115,374	(6,743)	113,285
Foreign currency exchange effect	(208)	1,233	1,612	1,025	1,577
Net increase (decrease) in cash and cash equivalents	(4,227)	7,799	24,882	3,572	21,950
Cash and cash equivalents at the beginning of period	59,317	51,518	43,146	51,518	46,078
Cash and cash equivalents at the end of period	55,090	59,317	68,028	55,090	68,028